JP Morgan Healthcare Conference 2018 NASDAQ: ZLAB Exhibit 99.1

Disclaimer This presentation includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved. Factors that may materially affect our results include, among other things, the scope, rate and progress of our clinical and preclinical trials and other research and development activities, anticipating timing of new clinical trials, our plans to commercialize our product candidates, the timing of, and ability to, obtain and maintain necessary regulatory approvals for our product candidates and those risks listed in our prospectus filed with the Securities and Exchange Commission on September 21, 2017 and in our filings with the Securities and Exchange Commission. Such forward-looking statements contained in this presentation speak only as of the date of this presentation. We expressly disclaim any obligation or undertaking to update any forward-looking statement contained in this presentation to reflect any change in our expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. You may get copies of our final prospectus and other Securities and Exchange Commission filings for free by visiting EDGAR on the Securities and Exchange Commission’s website at http://www.sec.gov.

Zai Lab – A China-based global innovative biopharma company China-based global biopharma focusing on oncology, autoimmune & infectious diseases We are Developing innovative therapeutics to transform the lives of patients in China and worldwide Partnerships with leading biopharma companies such as Tesaro, Paratek, BMS, GSK and Five Prime Broad pipeline 4 late-stage assets with greater China rights & 3 assets with global rights Experienced leaderships extensive track record in R&D, licensing, regulatory & commercialization Initial Public Offering completed in Sep.2017, including leading global and China-based healthcare investors We have We are supported by

Recent highlights and anticipated upcoming milestones 2017 highlights Exclusive license agreement with Paratek in Greater China $30M Series C Financing $172.5M US IPO on Nasdaq Dosing of first patient in Ph III registrational trial of ZL-2306 for Ovarian Cancer Exclusive license agreement with Five Prime Therapeutics in Greater China Market registration application submitted for HK and Macau for Niraparib FPA 144 China CTA for pivotal trial submitted ZL-2401 Category 1 status obtained and CTA for registration trial submitted 2018 key milestones Begin commercialization of ZL-2306 in Macau & HK Initiate first-line ovarian treatment study of ZL-2306 in H1 2018 Initiate SCLC pivotal study of ZL-2306 in H1 2018 Initiate gBRAC+ breast cancer study to start in H1 2018 ZL-2306 PK study of Ovarian to read-out in H2 2018 FAP144 global phase III trial China part to start in H2 2018 ZL-2301 Phase II data readout in H2 2018 ZL-3101 Phase II data readout in H2 2018, and initiate Phase III global trial

Pioneering as the gateway to China, we envision Zai to become a fully integrated global innovative biopharma company Short term Mid-to-Long term Leading Chinese biopharmaceutical company Global fully integrated biopharmaceutical company Gateway to China Late-stage asset Early-stage asset Strong expertise in regulatory Rich experience in R&D Manufacturing & commercial capabilities Serve both Chinese and global patients Discovery In-license Fully integrated capabilities along value chain

Strong leadership team with experience and expertise in both China and globally Qi Liu M.D., Ph.D. Chief Medical Officer - Oncology Bo Zhang Ph.D. Vice President Head of CMC Minghui Chen Vice President Government & Regulatory Affairs Scientific advisory board Richard Flavell Ph.D., FRS Neal Rosen M.D., Ph.D. Gwen Fyfe M.D. Ning Xu M.D. EVP Head of Clinical and Regulatory Jonathan Wang Vice President Head of BD James Yan M.D., Ph.D. EVP and Head of Preclinical Harald Reinhart M.D. Chief Medical Officer - Autoimmune and Infectious Diseases Tom Feng Vice President Finance Samantha Du Ph.D. Founder, Chairman and CEO

Established R&D and manufacturing capabilities, with commercial infrastructure under construction Manufacturing Facilities Manufacturing Leverage Government Incentives Research and Development Global and Local Know-how Commercial Sales Build Lean and Specialized Salesforce Robust Product Pipeline Cost-effective Approach Proven track records of drug development Established research and discovery capabilities Building commercialization capabilities Small molecule commercial facility Large molecule pilot facility (anticipated launch in H1 2018) ✓ ✓ ✓ ✓ ✓

Broad China and global product pipeline focusing on oncology, autoimmune and infectious diseases Program Indication Pre-clinical Phase 1 Phase 2 Phase 3/ pivotal Commercial rights Partner ZL-2306 Niraparib ZL-2401 Omadacycline FPA144 ZL-2301 Brivanib ZL-3101 Fugan ZL-2302 ZL-1101 China, HK, and Macau China, HK, Macau & Taiwan China, HK, Macau, TW China, HK, and Macau Global Global Global Onc. Infectious Auto-immune Ovarian Cancer (2nd line maintenance) gBRAC Breast Cancer Small cell lung cancer ABSSSI CABP Gastric Cancer / GEJ HCC Eczema, Psoriasis NSCLC GVHD, SLE Ovarian Cancer (1st line maintenance)

Zai Lab’s oncology pipeline to address unmet medical needs for Chinese oncology patients Ovarian Cancer Liver Cancer Breast Cancer Lung Cancer Source: Cancer Facts & Figures 2015, American Cancer Society; Cancer Statistics in China, 2015, A Cancer Journal for Clinicians. Note: The data of both US and China are for year 2015. 1. The incidence numbers refer to women only. China and US comparison on cancer incidence 27.2x 2.6x 1.2x 13x 3.3x Gastric Cancer New Incidence (000’s)

Zai also committed to contribute for solving the rapidly rising problem of antibiotic resistance in China China consumes half of the global antibiotics usage, which is over 160K tons, 48% are used in human Over 1 million pre-mature death due to MDR in China by 2050 Chinese government committed to develop innovative therapies to tackle the MDR problem by 2020 Anti-infectious is the largest therapeutic area in China pharma market % CTX-R ECO IPM-R AB Resistance of common Gram-negative Bacteria in China Source: “The global threat of antimicrobial resistance” Lord Jim Oneil, 2016; <National plan for controlling MDR , 2016~2020>

Recent CFDA reform initiatives encourage innovation Accelerate the review and approval of new drug applications China Joins ICH Improve clinical trial infrastructure to encourage innovation Encourage China to join early global simultaneous development No CPP required for China NDA submission Conditional Approvals for Urgently Needed Drugs Compassionate Use of Investigational Drugs Reform initiatives announced by Chinese govt. in 2017 Enhance IP and Data protection for innovative drugs Source: China CFDA Details of the reform still being discussed

Detailed updates of our progress

ZL-2306 (Niraparib) development progressing well Achievements in 2017 Plan for 2018 Protocol discussions with CFDA for SCLC and breast cancer pivotal trials First-Patient-In for abbreviated ovarian pivotal trial in Sep. HK registration submitted Recruitment on track First-line ovarian treatment study to start in H1 2018 SCLC cancer pivotal study to start in H1 2018 gBRAC+ Breast cancer study to start in H1 2018 PK study of Ovarian to read-out in H2 2018 Combo study with PD-1 and other therapies being planned

ZL-2306 : Expected to be the first local PARPi approved in China without biomarker test

Niraparib is favorably positioned in China amongst existing PARPs due to potential early market entry and best in class profile

Product	Zejula™ / Niraparib	Lynparza™ / Olaparib	BGB-290	Others
Developer	TESARO zaiLab	AstraZeneca	BeiGene	Clovis: Rubraca™ Pfizer: Talazoparib Abbvie: Veliparib Hansoh:Fluzoparib Qingfeng:SC10914
Existing key China studies	All comer 2nd line ovarian cancer	gBRAC, 2nd / 3rd line, ovarian cancer	gBRAC, 3rd line ovarian cancer	Various
Global status	Approved	Approved	Phase I	Various stages
China status	Phase III in progress	NDA filed in Dec. 2017	Starting Phase II	IND not submitted or Phase I

Given the improving regulatory environment in China, we are actively discussing with CFDA to potentially accelerate the development progress of Niraparib

Source: Company filings, Evaluate Pharma, Broker research reports.
Note: gBRCAm indicates germline BRCA mutation. 1. Through acquisition of Medivation in Aug, 2016, Medivation acquired Talazoparib from BioMarin in 2015.

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Key 2017 accomplishments and anticipated 2018 milestone of other pipeline programs 2401 (Omadacycline) CTA submitted in late 2017 Category 1 status obtained Finalizing protocol with CFDA, expect first subject in 2H 2018 for the trial to enable approval 2301 (Brivanib) Phase II trial ongoing and recruitment well on track Data presentation in medical conference in H2 2018 3101 (Fugan) Phase II trial ongoing and recruitment well on track Phase II data readout in H2 2018 Start global phase III trial application submission FPA144 China CTA for phase III trial submitted in Dec. 2017 Planned phase III to start in H2 2018

Asset Five Prime collaboration reinforces Zai’s competitive advantage and strategic role in global drug development Deal structure Strategic value to Zai Next steps FPA 144 - Anti-FGFR2b antibody Gastric and GEJ cancer Global phase 3 planned to start in 2018 Strong proof of concept data in heavily pretreated gastric cancer patient Exclusive license agreement in Greater China and global strategic development collaboration Zai responsible for China portion of global phase 3 trial / patient enrollment FPRX receives milestones and royalties ZLAB receives low single digit royalty on WW sales Pioneering the new cooperation and development model China CTA application for phase III was submitted by end of Dec. 2017 Preparing for pre-IND meetings and clinical plan Address one of the most significant unmet needs for cancer patients in China China as important part of global pivotal trial, with China PI as global co-PI

Simultaneously accelerating efforts to enhance integrated capabilities Commercial Licensing & partnership Discovery Establish commercial organization in HK, Macau and mainland China To prepare for launch readiness, incl. market access strategy, pricing, etc. Continue licensing in quality assets Establish broader partnerships Continue building up discovery platform Expected to deliver two candidates

Financial overview ~$240M cash at hand post IPO (pro-forma Sep. 2017), sufficient cash runway until at least end of 2019 Cash and Cash Equivalents ~100 headcount as of today; total 200+ headcount planned by end of 2018 Headcount

Our 2020 vision : A leading China-based global innovative biopharma company 2+ products on market 3+ programs close to registration Multiple programs in research & development

Thank You www.zailaboratory.com